GROWING WITH EACH SIP

Blind Tiger

222%

YOY GROWTH
LAST 12 MONTHS

29+

TOP TIER AWARDS FROM NATIONAL & INTERNATIONAL BEVERAGE COMPETITIONS

1000+

SOLD IN 1000+ RETAILERS AROUND THE COUNTRY



BLIND TIGER
SPIRIT free COCKTAILS
BEE'S KNEES
BRIGHT LEMON FLAVOR AND LIGHTLY SWEET WITH HINTS OF HONEY AND JUNIPER.